FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April 2014

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

Buenaventura Announces First Quarter

2014 Results

Lima, Peru, April 30, 2014 – Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, announced today results for the first quarter 2014 (1Q14) period. All figures have been prepared in accordance with IFRS (International Financial Reporting Standards), on a non GAAP basis and stated in U.S. dollars (US$).

Comments from the Chief Executive Officer:

Mr. Roque Benavides, Buenaventura’s Chief Executive Officer, stated:

“During the first quarter, Buenaventura’s operating income was US$3.5 million, 94% lower than in 1Q13. Net income was negative US$16.1 million and EBITDA from Direct Operations was US$53.3 million, 43% lower than in 1Q13.

EBITDA including Affiliates was US$104.0 million, 61% lower than the figure reported in 1Q13.

Financial Highlights (in millions of US$, except EPS figures):

(*) as of March 31, 2014, Buenaventura had 254,186,867 shares outstanding.

Compañía de Minas Buenaventura S.A.A.

First Quarter 2014 Results

Operating Revenues

During 1Q14, net sales were US$274.0 million, a 20% decrease compared to the US$340.9 million reported in 1Q13. This was explained by lower metal prices as well as a reduction in gold, lead and zinc volumes sold.

Royalty income decreased 42%, to US$8.0 million in 1Q14 compared to the US$13.8 million reported in 1Q13. This was due to lower revenues at Yanacocha (12% lower QoQ).

Operating Highlights	1Q14	1Q13	Var%
Net Sales (in millions of US$)	274.0	340.9	-20%
Average Realized Gold Price (US$/oz)*	1,312	1,606	-18%
Average Realized Gold Price (US$/oz) inc. Affiliates	1,302	1,619	-20%
Average Realized Silver Price (US$/oz)*	20.24	29.92	-32%
Average Realized Lead Price (US$/MT)*	2,110	2,257	-7%
Average Realized Zinc Price (US$/MT)*	2,046	1,983	3%
Average Realized Copper Price (US$/MT)*	7,063	7,896	-11%

(*) Buenaventura’s Direct Operations

Volume Sold	1Q14	1Q13	Var%
Gold Oz Direct Operations	108,083	124,626	-13%
Gold Oz inc Yanacocha & Tantahuatay	210,136	259,095	-19%
Silver Oz	4,253,317	3,240,735	31%
Lead MT	4,353	6,683	-35%
Zinc MT	3,312	10,204	-68%
Copper MT	9,271	5,108	81%

Compañía de Minas Buenaventura S.A.A.

First Quarter 2014 Results

Production and Operating Costs

In 1Q14, Buenaventura’s equity production including associates companies, was 191,448 ounces of gold, 21% lower than the 243,811 ounces reported in 1Q13, mainly due to lower production at Orcopampa and Yanacocha. Silver equity production, including associated companies, during 1Q14 was 4.1 million ounces, 12% lower compared to the figure reported in 1Q13 (4.7 million oz.).

Equity Production	1Q14	1Q13	Var%
Gold Oz Direct Operations[1]	100,870	119,201	-15%
Gold Oz inc Yanacocha	191,448	243,811	-21%
Silver Oz	4,145,674	4,724,682	-12%
Lead TM	4,652	7,052	-34%
Zinc TM	4,221	9,614	-56%
Copper inc Cerro Verde	17,263	13,359	29%

Orcopampa’s (100% owned by Buenaventura) total gold production in 1Q14 was 44,929 ounces (including 999 ounces of gold from the old tailings treatment), 28% lower than the 62,480 (including 4,112 ounces of gold from the old tailings treatment) ounces reported in 1Q13. Production from the Chipmo mine during 1Q14 was 43,930 ounces, 25% lower compared to the 58,369 ounces reported in 1Q13, as a result of lower ore grade and tonnage treated (see Appendix 2). Cost Applicable to Sales (CAS) in 1Q14 was US$860/oz of gold, 19% higher compared to 1Q13 (US$725/oz.). The higher cost was mainly explained by the lower gold production.

At Uchucchacua (100% owned by Buenaventura), total silver production in 1Q14 was 2.4 million ounces, 19% lower than the 2.9 million ounces reported in 1Q13, mainly due to the 7-day strike and community stoppage and the decrease in recovery rate, despite the higher ore grade. Zinc production in 1Q14 was 1,470 MT, 26% lower than the figure reported in 1Q13 (1,998 MT), while lead production decreased 23% (1,688 MT in 1Q14 vs. 2,205 MT in 1Q13). Cost Applicable to Sales (CAS) in 1Q14 was US$17.51/oz of silver, in-line with the figure reported in 1Q13 (US$17.46/oz.).

At Mallay (100% owned by Buenaventura), total production in 1Q14 was 297,180 ounces of silver, 4% higher than in 1Q13 (286,240 oz) due to higher ore grade and recovery rate despite the decrease in ore treated. Cost Applicable to Sales (CAS) in 1Q14 was US$14.79/oz of silver, a decrease of 34% compared to US$22.52/oz in 1Q13 due to a more focalized exploration program and the higher production.

At Julcani (100% owned by Buenaventura), total production in 1Q14 was 763,437 ounces of silver, 25% higher compared to 1Q13 (612,034 ounces), due to higher ore treated explained by the increase in plant capacity (from 400 TPD to 500 TPD). Cost Applicable to Sales (CAS) in 1Q14 was US$13.35/oz of silver, 20% lower than 1Q13 (US$16.77/oz.), mainly explained by a reduction in commercial deductions, more focalized exploration activities and higher production.

1 Direct Operation production includes 100% of Buenaventura’s operating units, 53.06% of La Zanja, 54.07% of El Brocal and 40.10% of Tantahuatay

Compañía de Minas Buenaventura S.A.A.

First Quarter 2014 Results

Breapampa’s (100% owned by Buenaventura) total production in 1Q14 was 20,927 ounces of gold, 2% higher when compared to the figure reported in 1Q13 (20,484 ounces). CAS in 1Q4 was US$461/oz of gold, 48% lower than the US$894/oz reported in 1Q13.

La Zanja’s (53.06% owned by Buenaventura) total production in 1Q14 was 35,937 ounces of gold, a 15% increase compared to 1Q13 (31,206 oz) and was due to an increase in ore grade (0.74 g/MT in 1Q14 vs. 0.64 g/MT in 1Q13). CAS in 1Q14 was US$535/oz of gold, 32% lower than 1Q13 (US$708/oz.), due to the higher ore grade and a reduction in exploration activities from Pampa Verde. It’s important to mention that that our exploration efforts are now focused in Alejandra underground project.

Tantahuatay’s (40.10% owned by Buenaventura) total production in 1Q14 was 32,633 ounces of gold (13,084 oz attributable to Buenaventura) 5% lower than the figure reported in 1Q13 (34,337 oz, 13,767 attributable to Buenaventura). CAS in 1Q14 was US$437/oz of gold, 14% lower than in 1Q13 (US$506/oz.) due lower supplies and contractor expenses as a result of significantly lower stripping ratio.

At El Brocal (54.07% owned by Buenaventura), copper production was 9,792 MT vs. 4,536 MT reported in 1Q13 (116% increase). Silver production, from polymetallic and copper ores, was 0.5 million ounces, in-line with the figure reported in 1Q14. There was no zinc production in 1Q14 (6,950 MT in 1Q13). Copper CAS was US$5,034/MT in 1Q14, 19% decrease when compared to US$6,212/MT in 1Q13.

General and Administrative Expenses

General and administrative expenses in 1Q14 were US$28.8 million, 80% higher than the figure reported in 1Q13 (US$16.0 million), due to a long term compensation expense credit in 1Q13.

Exploration in Non-Operating Areas

Exploration in non-operating areas during 1Q14 was US$10.4 million, a 52% decrease compared to US$21.8 million reported in 1Q13. During the period, Buenaventura’s main exploration efforts were focused on the following projects: La Zanja Underground (US$2.6 million) Tambomayo (US$1.7 million), San Gregorio (US$1.0 million) and Chanca (US$1.2 million).

Operating Income

Operating income in 1Q14 was US$3.5 million, 94% lower compared to the US$59.4 million reported in 1Q13 mainly due to lower revenues.

Compañía de Minas Buenaventura S.A.A.

First Quarter 2014 Results

Share in Associated Companies

During 1Q14, Buenaventura’s share in associated companies was negative US$4.5 million (compared to the US$84.2 million reported in 1Q13) composed by:

Share in the Result of Associates (in million US$)
	1Q14	1Q13
Cerro Verde	15.7	27.2
Coimolache (Tantahuatay mine)	4.8	8.1
Yanacocha	-24.5	51.0
Canteras del Hallazgo (Chucapaca project)	-0.1	-2.1
Other smaller investments	-0.4	0
Total	-4.5	84.2

YANACOCHA

At Yanacocha (43.65% owned by Buenaventura), 1Q14 gold production was 207,511 ounces of gold, 27% lower than 1Q13 production (285,475 oz).

Net income was negative US$56.1 million (compared to US$116.8 million in 1Q13) explained by a US$55.4 million write-down of leach inventory value from La Quinua, Yanacocha and Maqui Maqui pads. During 1Q14, EBITDA totaled US$5.9 million, a 98% decrease compared to 1Q13 (US$260.9 million).

Capital expenditures at Yanacocha were US$21.6 million in 1Q14 (US$97.7 million in 1Q13).

CERRO VERDE

At Cerro Verde (19.58% owned by Buenaventura), 1Q14 copper production was 60,955 MT (11,935 MT attributable to Buenaventura), a 10% increase compared to 1Q13 (55,214 MT and 10,811 MT attributable to Buenaventura).

During 1Q14, Cerro Verde reported net income of US$98.0 million, a 29% lower compared to US$138.8 million in 1Q13. This was mainly due to 12% lower sales.

Capital expenditures at Cerro Verde in 1Q14 totaled US$439.4 million and US$170.0 million in 2013.

COIMOLACHE (Tantahuatay operation)

At Coimolache (40.10% owned by Buenaventura), attributable contribution was US$4.8 million (US$8.1 million in 1Q13).

Net Income

Buenaventura’s 1Q14 net income was a negative US$16.1 million (negative US$0.06 per share), compared to US$102.7 million (US$0.40 per share) reported in 1Q13.

Compañía de Minas Buenaventura S.A.A.

First Quarter 2014 Results

Project Development and Exploration

Huanza Hydroelectric Plant (100% ownership)

Unit 2 began generating 46.3 MW, while Unit 1 will start its commissioning in 2Q14. This plant will ensure energy supply for direct operations.

El Brocal Expansion (54.07% ownership)

El Brocal expansion from 6 ktpd to 18 ktpd was completed. Production will begin, in 2Q14 to treat 11 ktpd of polymetallic ore from Colquijirca and 7 ktpd of copper ore from Marcapunta.

Tambomayo Project (100% ownership)

Mine development and engineering studies are in progress. Environmental Impact Assessment and permits were filed. Production is expected for 2016.

Board Resolutions

At the Board of Directors meeting held April 30, 2014, the following resolutions were passed:

1.	Approval of new Code of Ethics

Compañía de Minas Buenaventura S.A.A.

First Quarter 2014 Results

* * *

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded, precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Breapampa*, Mallay*, Julcani*, Recuperada*, El Brocal, La Zanja and Coimolache.

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer; 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer, and 49% of Canteras del Hallazgo S.A, owner the Chucapaca project.

For a printed version of the Company’s 2012 Form 20-F, please contact the investor relations contacts on page 1 of this report, or download the PDF format file from the Company’s web site at www.buenaventura.com.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

**Tables to follow**

Compañía de Minas Buenaventura S.A.A.

First Quarter 2014 Results

APPENDIX 1

Equity Participation in Subsidiaries and Affiliates (as of March 31, 2014)
	BVN	Operating
	Equity %	Mines / Business
Consorcio Energético de Huancavelica S.A*	100.00	Energy – Huanza Hydroelectrical Project
Buenaventura Ingenieros S.A*	100.00	Engineering Consultant
Processadora Industrial Rio Seco S.A*	100.00	Rio Seco chemical plant
El Molle Verde S.A.C*	100.00	Trapiche project
Minera La Zanja S.A*	53.06	La Zanja
Sociedad Minera El Brocal S.A.A*	54.07	Colquijirca and Marcapunta
Canteras del Hallazgo S.A **	49.00	Chucapaca project
Compañía Minera Coimolache S.A **	40.10	Tantahuatay
Minera Yanacocha S.R.L **	43.65	Yanacocha
Sociedad Minera Cerro Verde S.A.A **	19.58	Cerro Verde

(*)Consolidates

(**) Equity Accounting

Compañía de Minas Buenaventura S.A.A.

First Quarter 2014 Results

APPENDIX 2

	GOLD PRODUCTION
	Three Months Ended March 31
	Orcopampa			Orcopampa Old Tailings*
	2014	2013	%	2014	2013	%
Ore Milled DMT	103,227	119,930	-14%		123,853	N.A.
Ore Grade OZ/MT	0.44	0.51	-13%		0.05	N.A.
Recovery Rate %	96.3%	95.8%	1%		72.6%	N.A.
Ounces Produced	43,930	58,369	-25%	1,000	4,112	-76%

Orcopampa Total Production		1Q14	44,930		1Q13	62,480

* Process cleaning accounts for tailings production.

	La Zanja			Tantahuatay
	1Q14	1Q13%		1Q14	1Q13%
Ounces Produced	35,937	31,206	15%	32,633	34,307	-5%

	Breapampa
	1Q14	1Q13%
Ounces Produced	20,927	20,484	2%

	SILVER PRODUCTION
	Three Months Ended March 31
	Uchucchacua			Colquijirca
	2014	2013	%	2014	2013	%
Ore Milled DMT	212,708	261,972	-19%		370,400	N.A.
Ore Grade OZ/MT	14.56	13.89	5%		1.54	N.A.
Recovery Rate %	76.5%	80.6%	-5%		70.8%	N.A.
Ounces Produced	2,368,509	2,928,556	-19%		405,193	N.A.

	ZINC PRODUCTION
	Three Months Ended March 31
	Uchucchacua			Colquijirca
	2014	2013	%	2014	2013	%
Ore Milled DMT	212,708	261,972	-19%		370,400	N.A.
Ore Grade %	1.1%	1.2%	-3%		2.91%	N.A.
Recovery Rate %	61.5%	66.3%	-7%		64.5%	N.A.
MT Produced	1,470	1,998	-26%		6,950	N.A.

Compañía de Minas Buenaventura S.A.A.

First Quarter 2014 Results

APPENDIX 3

EBITDA RECONCILIATION (in thousand US$)

	1Q14	1Q13	Var
Net Income	-10,372	110,933	-109%
Add / Substract:	63,706	-17,149	-471%
Provision for income tax, net	7,322	32,511	-77%
Share in associated companies by the equity method, net	4,480	-84,168	-105%
Interest income	-1,806	-956	89%
Interest expense	3,391	1,203	182%
Loss on currency exchange difference	496	-112	-543%
Long Term Compensation provision	1,925	-8,866	-122%
Depreciation and Amortization	46,138	39,176	18%
Impairment of Long-Lived Assets	794	-	-
Workers´ participation provision	966	4,063	-76%
EBITDA Buenaventura Direct Operations	53,334	93,784	-43%
EBITDA Yanacocha (43.65%)	2,581	113,892	-98%
EBITDA Cerro Verde (19.58%)	37,009	44,629	-17%
EBITDA Coimolache (40%)	11,033	15,554	-29%
EBITDA Buenaventura + All Associates	103,958	267,860	-61%

Note:

EBITDA (Buenaventura Direct Operations) consists of earnings before net interest, taxes, depreciation and amortization, share in associated companies, net, loss on currency exchange difference, other, net, provision for workers’ profit sharing and provision for long-term officers’ compensation.

EBITDA (including Associated companies) consists of EBITDA (Buenaventura Direct Operations), plus (1) Buenaventura’s equity share of EBITDA (Yanacocha) (2) Buenaventura’s equity share of EBITDA (Cerro Verde), plus (3) Buenaventura’s equity share of EBITDA (Coimolache). All EBITDA mentioned were similarly calculated using financial information provided to Buenaventura by the associated companies.

Buenaventura presents EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) to provide further information with respect to its operating performance and the operating performance of its equity investees, the affiliates. EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) are not a measure of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. You should not consider EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) as alternatives to operating income or net income determined in accordance with IFRS, as an indicator of Buenaventura’s, affiliates operating performance, or as an alternative to cash flows from operating activities, determined in accordance with IFRS, as an indicator of cash flows or as a measure of liquidity.

Compañía de Minas Buenaventura S.A.A.

First Quarter 2014 Results

APPENDIX 4

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statement of Financial Position

As of March, 31 2014 and December, 31 2013

	2014	2013
Assets	US$(000)	US$(000)
Current assets
Cash and cash equivalents	78,720	61,898
Financial assets at fair value through profit or loss	-	-
Trade and other accounts receivable, net	251,457	260,434
Income tax credit	58,327	37,370
Prepaid expenses	13,764	14,597
Hedge derivative financial instruments	3,731
Embedded derivatives for concentrate sales, net	-	1,857
Inventory, net	149,424	175,719
Total current assets	555,423	551,875

Non-current assets
Trade and other accounts receivable, net	23,807	20,607
Long-term inventory	39,553	23,366
Investment in associates	2,344,449	2,350,303
Mining concessions, development costs and property, plant and equipment, net	1,546,315	1,515,460
Deferred income tax asset, net	72,758	83,525
Other assets	3,310	7,132
Total non-current assets	4,030,192	4,000,393

Total assets	4,585,615	4,552,268

Liabilities and shareholders’ equity
Current liabilities
Bank loans	-	-
Trade and other accounts payable	251,937	301,811
Provisions	78,282	69,800
Income tax payable	2,394	2,140
Hedge derivatives financial instruments	-	1,093
Embedded derivatives for concentrate sales, net	7,592	-
Financial obligations	23,549	11,370
Total current liabilities	363,754	386,214

Non-current liabilities
Trade and other accounts payable	15,035	12,229
Provisions	109,272	106,376
Financial obligations	280,967	223,027
Deferred income tax liability, net	4,113
Total non-current liabilities	409,387	341,632

Total liabilities	773,141	727,846

Shareholders’ equity
Issued capital, net of treasury shares for US$(000)62,665	750,497	750,497
Investment shares, net of treasury shares for US$(000)765	1,396	1,396
Additional paid-in capital	219,055	219,055
Legal reserve	162,688	162,663
Other reserves	269	269
Retained earnings	2,395,929	2,413,131
Other equity reserves	104	104
	3,529,938	3,547,115
Non-controlling interest	282,536	277,307
Total shareholders’ equity	3,812,474	3,824,422

Total liabilities and shareholders’ equity	4,585,615	4,552,268

Compañía de Minas Buenaventura S.A.A.

First Quarter 2014 Results

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Income Statement

For the three month period ended March 31, 2014 and March 31, 2013

	For the twelve month period ended March, 31
	2,014	2,013
	US$(000)	US$(000)
Operating income
Net sales	273,968	340,873
Royalty income	8,025	13,802
Total operating income	281,993	354,675

Operating costs
Cost of sales, without considering depreciation and amortization	(142,959)	(158,135)
Exploration in operating units	(31,728)	(46,369)
Depreciation and amortization	(46,138)	(39,176)
Royalties	(7,378)	(9,666)
Total operating costs	(228,203)	(253,346)

Gross profit	53,790	101,329

Operating expenses
Administrative expenses	(28,756)	(15,959)
Exploration in non-operating areas	(10,374)	(21,760)
Selling expenses	(4,170)	(4,510)
Contingencies	(7,641)	(1,053)
Impairment of long-term lived assets	(794)	-
Other, net	1,456	1,364
Total operating expenses	(50,279)	(41,918)

Operating profit (loss)	3,511	59,411

Other income, net
Share in the results of associates under equity method	(4,480)	84,168
Financial income	1,806	956
Financial expenses	(3,391)	(1,203)
Net loss from currency exchange difference	(496)	112
Total other income, net	(6,561)	84,033

Profit before income taxes and non-controlling interest	(3,050)	143,444

Income taxes	(7,322)	(32,511)

Net profit	(10,372)	110,933

Attributable to:
Owners of the parent	(16,112)	102,677
Non-controlling interest	5,740	8,256
	(10,372)	110,933

Basic and diluted earnings per share attributable
to owners of the parent, stated in U.S. dollars	(0.06)	0.40

Weighted average number of shares outstanding
(common and investment), in units	254,186,867	254,202,571

Compañía de Minas Buenaventura S.A.A.

First Quarter 2014 Results

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statement of Cash Flows

For the three month period ended March 31, 2014 and March 31, 2013

	For the twelve month period ended March, 31
	2,014	2,013
	US$(000)	US$(000)
Operating activities
Proceeds from sales	266,854	404,462
Value Added Tax (VAT) recovered	17,704	13,800
Royalties received	6,995	12,202
Dividends received	2,377	-
Interest received	2,125	976
Payments to suppliers and third-parties	(199,734)	(258,128)
Payments to employees	(55,620)	(70,083)
Payment of income tax	(5,411)	(24,078)
Payment of royalties	(7,453)	(8,786)
Payment of interest	(1,948)	(222)

Net cash and cash equivalents provided by operating activities	25,889	70,143

Investing activities
Settlement of financial assets at fair value through profit or loss	-	-
Proceeds for collections of loans to associates	9,032	-
Proceeds from sales of mining concessions, property, plant and equipment	23	-
Acquisitions of mining concessions, development costs, property, plant and equipment	(85,278)	(86,041)
Payment for purchase of investments	-
Proceeds from sales of investments shares		-
Increase in time-deposits	-	(772)
Contributions and investments in associates	(1,003)	(3,685)

Net cash and cash equivalents used in investing activities	(77,226)	(90,498)

Financing activities
Increase in financial obligations	74,659
Bank loans received		-
Payment of financial obligations	(4,540)	(56)
Dividends paid
Dividends paid to non-controlling interest	(1,960)	(3,440)
Purchase of treasury shares	-	-
Purchase of associates' shares	-	-

Net cash and cash equivalents provided by (used in) financing activities	68,159	(3,496)

Net increase (decrease) in cash and cash equivalents during the period	16,822	(23,851)
Cash and cash equivalents at the beginning of the period	61,898	186,712

Cash and cash equivalents at period-end	78,720	162,861

Compañía de Minas Buenaventura S.A.A.

First Quarter 2014 Results

APPENDIX 5

CAS 1Q14 VS 1Q13

	JULCANI
	1Q 2014						1Q 2013
	ORO (OZ)	PLATA (OZ)	PLOMO (TM)	ZINC (TM)	COBRE (TM)	TOTAL	ORO (OZ)	PLATA (OZ)	PLOMO (TM)	ZINC (TM)	COBRE (TM)	TOTAL
Cost of Sales (without D&A) (US$000)	1	5,577	432	-	57	6,068	65	3,436	223	-	26	3,750
Exploration Expenses (US$000)	1	2,505	194	-	26	2,725	23	1,217	79	-	9	1,329
Commercial Deductions (US$000)	0	1,647	130	-	18	1,795	24	1,168	76	-	7	1,275
Selling Expenses (US$000)	0	223	17	-	2	242	2	127	8	-	1	139
Total (US$000)	3	9,952	773	-	102	10,830	114	5,948	387	-	44	6,493
Volume Sold	3	745,300	556	-	22	Not Applicable	126	354,675	293	-	11	No Aplicable
CAS	844	13.35	1,391	-	4,664	No Applicable	911	16.77	1,323	-	3,887	No Aplicable

	MALLAY
	1Q 2014						1Q 2013
	ORO (OZ)	PLATA (OZ)	PLOMO (TM)	ZINC (TM)	COBRE (TM)	TOTAL	ORO (OZ)	PLATA (OZ)	PLOMO (TM)	ZINC (TM)	COBRE (TM)	TOTAL
Cost of Sales (without D&A) (US$000)	-	2,461	1,659	1,569	-	5,689	-	3,130	1,694	1,869	-	6,694
Exploration Expenses (US$000)	-	640	431	408	-	1,479	-	1,072	580	640	-	2,292
Commercial Deductions (US$000)	-	996	654	928	-	2,577	-	860	442	726	-	2,028
Selling Expenses (US$000)	-	178	120	114	-	412	-	184	100	110	-	393
Total (US$000)	-	4,275	2,864	3,019	-	10,158	-	5,247	2,817	3,344	-	11,408
Volume Sold	-	289,037	1,875	1,825	-	Not Applicable	-	232,943	1,600	1,991	-	Not Applicable
CAS	-	14.79	1,528	1,654	-	No Applicable	-	22.52	1,761	1,680	-	No Applicable

	BREAPAMPA
	1Q 2014						1Q 2013
	ORO (OZ)	PLATA (OZ)	PLOMO (TM)	ZINC (TM)	COBRE (TM)	TOTAL	ORO (OZ)	PLATA (OZ)	PLOMO (TM)	ZINC (TM)	COBRE (TM)	TOTAL
Cost of Sales (without D&A) (US$000)	10,078	805	-	-	-	10,883	17,850	876	-	-	-	18,727
Exploration Expenses (US$000)	121	10	-	-	-	130	1,859	91	-	-	-	1,950
Commercial Deductions (US$000)	17	-	-	-	-	17	15	-	-	-	-	15
Selling Expenses (US$000)	108	9	-	-	-	116	-	-	-	-	-	-
Total (US$000)	10,323	824	-	-	-	11,147	19,724	967	-	-	-	20,691
Volume Sold	22,412	114,816	-	-	-	Not Applicable	22,057	57,777	-	-	-	Not Applicable
CAS	461	7.17	-	-	-	No Applicable	894	16.74	-	-	-	No Applicable

	ORCOPAMPA
	1Q 2014						1Q 2013
	ORO (OZ)	PLATA (OZ)	PLOMO (TM)	ZINC (TM)	COBRE (TM)	TOTAL	ORO (OZ)	PLATA (OZ)	PLOMO (TM)	ZINC (TM)	COBRE (TM)	TOTAL
Cost of Sales (without D&A) (US$000)	30,296	848	-	-	-	31,143	32,707	1,245	-	-	-	33,953
Exploration Expenses (US$000)	12,772	357	-	-	-	13,129	13,866	528	-	-	-	14,394
Commercial Deductions (US$000)	38	-	-	-	-	38	42	-	-	-	-	42
Selling Expenses (US$000)	241	7	-	-	-	248	-	-	-	-	-	-
Total (US$000)	43,346	1,212	-	-	-	44,558	46,615	1,773	-	-	-	48,388
Volume Sold	50,386	90,375	-	-	-	Not Applicable	64,258	130,556	-	-	-	Not Applicable
CAS	860	13.41	-	-	-	No Applicable	725	13.58	-	-	-	No Applicable

Compañía de Minas Buenaventura S.A.A.

First Quarter 2014 Results

	UCHUCCHACUA
	1Q 2014						1Q 2013
	ORO (OZ)	PLATA (OZ)	PLOMO (TM)	ZINC (TM)	COBRE (TM)	TOTAL	ORO (OZ)	PLATA (OZ)	PLOMO (TM)	ZINC (TM)	COBRE (TM)	TOTAL
Cost of Sales (without D&A) (US$000)	-	29,837	1,911	1,403	-	33,150	-	20,791	1,144	1,304	-	23,238
Exploration Expenses (US$000)	-	5,598	358	263	-	6,220	-	4,023	221	252	-	4,497
Commercial Deductions (US$000)	-	7,093	466	875	-	8,434	-	7,588	387	1,686	-	9,661
Selling Expenses (US$000)	-	671	43	32	-	745	-	821	45	51	-	917
Total (US$000)	-	43,199	2,778	2,573	-	48,550	-	33,223	1,797	3,293	-	38,314
Volume Sold	-	2,467,052	1,520	1,148	-	Not Applicable	-	1,903,220	1,329	1,708	-	Not Applicable
CAS	-	17.51	1,827	2,240	-	No Applicable	-	17.46	1,353	1,928	-	No Applicable

	OTHER SMALL UNITS
	1Q 2014						1Q 2013
	ORO (OZ)	PLATA (OZ)	PLOMO (TM)	ZINC (TM)	COBRE (TM)	TOTAL	ORO (OZ)	PLATA (OZ)	PLOMO (TM)	ZINC (TM)	COBRE (TM)	TOTAL
Cost of Sales (without D&A) (US$000)	384	947	525	944	-	2,799	2,086	2,036	1,161	1,522	-	6,806
Exploration Expenses (US$000)	5,424	2,006	234	362	-	8,026	14,648	2,685	553	724	-	18,031
Commercial Deductions (US$000)	76	87	53	167	-	384	37	487	260	382	-	1,168
Selling Expenses (US$000)	90	44	21	31	-	187	25	150	83	108	-	383
Total (US$000)	5,974	3,084	833	1,504	-	11,395	16,796	5,358	2,058	2,735	-	26,948
Volume Sold	702	41,783	220	338	-	Not Applicable	6,691	118,259	769	1,128	-	Not Applicable
CAS	-	-	-	-	-	No Applicable	-	-	-	-	-	No Applicable

	LA ZANJA
	1Q 2014						1Q 2013
	ORO (OZ)	PLATA (OZ)	PLOMO (TM)	ZINC (TM)	COBRE (TM)	TOTAL	ORO (OZ)	PLATA (OZ)	PLOMO (TM)	ZINC (TM)	COBRE (TM)	TOTAL
Cost of Sales (without D&A) (US$000)	17,535	857	-	-	-	18,392	20,467	953	-	-	-	21,419
Exploration Expenses (US$000)	19	1	-	-	-	20	837	39	-	-	-	876
Commercial Deductions (US$000)	25	-	-	-	-	25	20	-	-	-	-	20
Selling Expenses (US$000)	335	16	-	-	-	351	93	4	-	-	-	97
Total (US$000)	17,914	874	-	-	-	18,788	21,416	996	-	-	-	22,412
Volume Sold	33,479	104,873	-	-	-	Not Applicable	30,253	75,159	-	-	-	Not Applicable
CAS	535	8.33	-	-	-	No Applicable	708	13.25	-	-	-	No Applicable

	BROCAL
	1Q 2014						1Q 2013
	ORO (OZ)	PLATA (OZ)	PLOMO (TM)	ZINC (TM)	COBRE (TM)	TOTAL	ORO (OZ)	PLATA (OZ)	PLOMO (TM)	ZINC (TM)	COBRE (TM)	TOTAL
Cost of Sales (without D&A) (US$000)	537	3,046	144	-	24,419	28,146	941	5,232	3,017	5,338	17,374	31,903
Exploration Expenses (US$000)	-	-	-	-	-	-	-	-	-	-	-	-
Commercial Deductions (US$000)	438	2,871	-	-	20,526	23,834	637	2,208	869	1,969	12,885	18,568
Selling Expenses (US$000)	36	202	10	-	1,620	1,867	76	423	244	432	1,405	2,580
Total (US$000)	1,011	6,118	154	-	46,564	53,847	1,655	7,864	4,130	7,739	31,664	53,051
Volume Sold	1,101	400,081	182	-	9,249	Not Applicable	1,241	368,146	2,693	5,377	5,097	Not Applicable
CAS	918	15.29	844	-	5,034	No Applicable	1,334	21.36	1,534	1,439	6,212	No Applicable

Compañía de Minas Buenaventura S.A.A.

First Quarter 2014 Results

	NON MINING COMPANIES
	1Q 2014						1Q 2013
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)						6,688						11,645

	BUENAVENTURA CONSOLIDATED
	1Q 2014						1Q 2013
	ORO (OZ)	PLATA (OZ)	PLOMO (TM)	ZINC (TM)	COBRE (TM)	TOTAL	ORO (OZ)	PLATA (OZ)	PLOMO (TM)	ZINC (TM)	COBRE (TM)	TOTAL
Cost of Sales (without D&A) (US$000)	58,832	44,378	4,671	3,916	24,476	142,959	74,117	37,700	7,240	10,033	17,400	158,135
Exploration Expenses (US$000)	18,335	11,116	1,218	1,033	26	31,728	31,232	9,656	1,434	1,616	9	43,369
Commercial Deductions (US$000)	593	12,694	1,303	1,970	20,543	37,103	776	12,311	2,035	4,762	12,892	32,776
Selling Expenses (US$000)	810	1,350	211	176	1,622	4,170	196	1,710	480	701	1,406	4,510
Total (US$000)	78,570	69,538	7,402	7,095	46,667	215,960	106,321	61,377	11,189	17,111	31,708	227,706
Volume Sold	108,083	4,253,317	4,353	3,312	9,271	Not Applicable	124,626	3,240,735	6,683	10,204	5,108	Not Applicable
CAS	-	-	-	-	-	No Applicable	-	-	-	-	-	No Applicable

	COIMOLACHE
	1Q 2014						1Q 2013
	ORO (OZ)	PLATA (OZ)	PLOMO (TM)	ZINC (TM)	COBRE (TM)	TOTAL	ORO (OZ)	PLATA (OZ)	PLOMO (TM)	ZINC (TM)	COBRE (TM)	TOTAL
Cost of Sales (without D&A) (US$000)	11,981	741	-	-	-	12,722	14,950	1,634	-	-	-	16,584
Exploration Expenses (US$000)	1,119	69	-	-	-	1,188	1,562	171	-	-	-	1,733
Commercial Deductions (US$000)	-	-	-	-	-	-	-	-	-	-	-	-
Selling Expenses (US$000)	200	12	-	-	-	213	165	18	-	-	-	183
Total (US$000)	13,300	823	-	-	-	14,123	16,677	1,823	-	-	-	18,500
Volume Sold	30,460	120,800	-	-	-	Not Applicable	32,950	192,235	-	-	-	Not Applicable
CAS	437	6.81	-	-	-	No Applicable	506	9.48	-	-	-	No Applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: April 30, 2014